                                                     Registration No. 33-55330



                     SECURITIES AND EXCHANGE  COMMISSION

                            WASHINGTON, D.C. 20549



                                  ---------

                                  FORM 11-K

                                  ---------

                                ANNUAL REPORT


                       Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934


               FOR THE PLAN FISCAL YEAR ENDED JANUARY 31, 1996




                             -------------------

                               SPORTMART, INC.

                            INCENTIVE SAVINGS PLAN

                             -------------------






                               Sportmart, Inc.
                             1400 South Wolf Road
                                  Suite 200
                           Wheeling, Illinois 60090

                     SPORTMART, INC. INCENTIVE SAVINGS PLAN
                            ANNUAL REPORT FORM 11-K
                   FOR THE FISCAL YEAR ENDED JANUARY 31, 1996

                               TABLE OF CONTENTS


REPORT OF INDEPENDENT ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2
FINANCIAL STATEMENTS
       Statements of Net Assets Available for Benefits  . . . . . . . . . . . . . . . . . . . .  3-4
       Statement of Changes in Net Assets Available for Benefits. . . . . . . . . . . . . . . .    5
       Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6-11
SCHEDULES
       Item 27a - Schedule of Assets Held for Investment Purposes . . . . . . . . . . . . . . .   12
       Other schedules are omitted because the information is
       contained in the financial statements or is not applicable to the Sportmart, Inc. Incentive Savings Plan

SIGNATURES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13

EXHIBIT
      23 Consent of Coopers & Lybrand, L.L.P. . . . . . . . . . . . . . . . . . . . . . . . . .   14


                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees of the Sportmart, Inc.
Incentive Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sportmart, Inc. Incentive Savings Plan (the "Plan") as of January 31, 1996 and January 29, 1995 and the related statement of changes in net assets available for benefits for the year ended January 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 1996 and January 29, 1995, and the changes in net assets available for benefits for the year ended January 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Item 27(a), Form 5500 - Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and changes in net assets available for benefits are presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule and Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the Plan custodian. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                                     COOPERS & LYBRAND, L.L.P.


Chicago, Illinois
July 19, 1996

                     SPORTMART, INC. INCENTIVE SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                JANUARY 31, 1996


                                                AMERICAN     FIDELITY       SPORTMART    STOCK
                                 T-NOTE RATE    BALANCED     MAGELLAN         STOCK      CASH       PARTICIPANT
                                    FUND          FUND        FUND            FUND      ACCOUNT        LOANS      TOTAL
                                 -----------------------------------------------------------------------------------------
ASSETS
  Cash and cash equivalents                                                              $6,136                  $   6,136
  Investments
     Group annuity contract      $885,371                                                                          885,371
     Mutual funds                                $1,120,926  $1,911,317                                          3,032,243
     Sportmart common stock
     (cost of $277,165)                                                      $114,950                              114,950
     Participant loans                                                                                $150,480     150,480
                                 -----------------------------------------------------------------------------------------
        Total investments         885,371         1,120,926   1,911,317       114,950         0        150,480   4,183,044

  Receivables
     Employee                      15,882            17,407      30,309                   9,615                     73,213
     Employer                       3,494             3,617       5,910                   2,191                     15,212
     Loan repayment                 1,232             1,783       2,271                     879                      6,165
                                 -----------------------------------------------------------------------------------------
         Total receivables         20,608            22,807      38,490             0    12,685              0      94,590
                                 -----------------------------------------------------------------------------------------
     TOTAL ASSETS                 905,979         1,143,733   1,949,807       114,950    18,821        150,480   4,283,770

LIABILITIES
  Deferral refunds                  5,175            15,634      31,032                                             51,841
                                 -----------------------------------------------------------------------------------------
     TOTAL LIABILITIES              5,175            15,634      31,032              0        0              0      51,841
                                 -----------------------------------------------------------------------------------------
NET ASSETS AVAILABLE
  FOR BENEFITS                   $900,804        $1,128,099  $1,918,775       $114,950  $18,821       $150,480  $4,231,929
                                 =========================================================================================


The accompanying notes are an integral part of these financial statements.

                    SPORTMART, INC.  INCENTIVE SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                JANUARY 29, 1995

                                                AMERICAN     FIDELITY       SPORTMART    STOCK
                                 T-NOTE RATE    BALANCED     MAGELLAN         STOCK      CASH       PARTICIPANT
                                    FUND          FUND        FUND            FUND      ACCOUNT        LOANS      TOTAL
                                 -----------------------------------------------------------------------------------------
ASSETS
  Cash and cash equivalents                                                             $1,591                      $1,591
  Investments
     Group annuity contract      $778,523                                                                          778,523
     Mutual funds                                $894,862    $1,497,862                                          2,392,724
     Sportmart common stock
     (cost of $246,052)                                                       $229,826                             229,826
     Participant loans                                                                                $166,307     166,307
                                 -----------------------------------------------------------------------------------------
        Total investments         778,523         894,862     1,497,862        229,826       0         166,307   3,567,380

  Receivables
     Employee                      13,387          15,578       27,216                   5,203                      61,384
     Employer                       2,875           3,265        5,185                   1,133                      12,458
     Loan repayment                 1,128           1,496        2,154                     507                       5,285
                                 -----------------------------------------------------------------------------------------
         Total receivables         17,390          20,339       34,555               0   6,843               0      79,127
                                 -----------------------------------------------------------------------------------------
     TOTAL ASSETS                 795,913         915,201    1,532,417         229,826   8,434         166,307   3,648,098

LIABILITIES
  Deferral refunds                  3,062           4,756       21,395                                              29,213
                                 -----------------------------------------------------------------------------------------
     TOTAL LIABILITIES              3,062           4,756       21,395               0       0               0      29,213
                                 -----------------------------------------------------------------------------------------
NET ASSETS AVAILABLE
   FOR BENEFITS                  $792,851        $910,445   $1,511,022        $229,826  $8,434        $166,307  $3,618,885
                                 =========================================================================================


The accompanying notes are an integral part of these financial statements.

                     SPORTMART, INC. INCENTIVE SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED JANUARY 31, 1996



                                                      AMERICAN     FIDELITY       SPORTMART    STOCK
                                       T-NOTE RATE    BALANCED     MAGELLAN         STOCK      CASH       PARTICIPANT
                                          FUND          FUND        FUND            FUND      ACCOUNT        LOANS      TOTAL
                                       -----------------------------------------------------------------------------------------
ADDITIONS:
     Contributions:
       Employee                        $206,605          $219,934    $345,876                   $67,608                 $840,023
       Employer                          44,464            46,544      70,287                    14,700                  175,995
       Employee rollover                 19,273            11,701      11,089         6,098                               48,161
     Transfers between funds             24,215            (2,236)    (50,281)       31,018     (24,256)      21,540
     Net gain from investments
       in registered investment
       companies                                          209,132     557,641                                            766,773
     Net depreciation in
       market value of investments                                                 (151,992)                            (151,992)
     Interest income                     27,076                                                               11,654      38,730
                                       -----------------------------------------------------------------------------------------
     TOTAL ADDITIONS                    321,633           485,075     934,612      (114,876)     58,052       33,194   1,717,690

DEDUCTIONS:
  Distributions to participants         208,505           251,787     495,827                    46,352       49,021   1,051,492
  Deferral refunds                        5,175            15,634      31,032                                             51,841
  Other                                                                                           1,313                    1,313
                                       -----------------------------------------------------------------------------------------
     TOTAL DEDUCTIONS                   213,680           267,421     526,859             0      47,665       49,021   1,104,646
                                       -----------------------------------------------------------------------------------------
NET INCREASE(DECREASE)                  107,953           217,654     407,753      (114,876)     10,387      (15,827)    613,044

NET ASSETS AVAILABLE FOR BENEFITS

   BEGINNING OF YEAR                    792,851           910,445   1,511,022       229,826       8,434      166,307   3,618,885
                                       -----------------------------------------------------------------------------------------
   END OF YEAR                         $900,804        $1,128,099  $1,918,775      $114,950     $18,821     $150,480  $4,231,929
                                       =========================================================================================


The accompanying notes are an integral part of these financial statements.

                     SPORTMART, INC. INCENTIVE SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The financial statements of the Sportmart, Inc. Incentive Savings Plan (the "Plan") are presented on the accrual basis of accounting. The Plan amended its fiscal year end to January 31st effective for the Plan year ending January 31, 1996. In prior years the Plan had a 52-53 week fiscal year ending the Sunday closest to January 31st.

     INVESTMENT VALUATION

     The various Plan investment funds, except for the group annuity contract which is valued at contract value, are valued at the quoted market value on the last business day of the Plan's year. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned on an accrued basis.

     Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the market value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

     DEFERRAL REFUNDS

     Included in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits are amounts representing employee contributions in excess of allowable contributions as determined by IRS requirements. These amounts represent allowable refunds necessary to maintain compliance with IRS requirements. The deferral refunds are distributed to the participants as well as any applicable investment gain or loss in accordance with the requirements of ERISA within 45 days following the end of the plan year.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those of estimates.

2. PLAN DESCRIPTION

     The following provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

                     SPORTMART, INC. INCENTIVE SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS



     GENERAL

     The Sportmart, Inc. Incentive Savings Plan, established February 1, 1987, is a defined contribution plan created to provide retirement benefits for employees of Sportmart, Inc. All eligible employees over age 21 who have completed one year of service and work over 1,000 hours, as defined by the Plan, are entitled to participate. Once employees are admitted into the Plan, they remain in the Plan until termination of employment. Employees become participants automatically on the next entry date following the satisfying of the above eligibility requirements.

     CONTRIBUTIONS AND VESTING

     Eligible employees may make contributions on a tax-deferred basis at a rate of 2% to 10% of compensation. These voluntary contributions may not exceed limitations imposed by the Internal Revenue Service. For the calendar year ended December 31, 1995, each participant's tax-deferred contributions are limited to $9,240. The Company is obligated to match one-third of the first 3% of each employee's compensation which is contributed to the Plan. Participant accounts are fully vested at all times.

     If the Plan is terminated, participants or their beneficiaries are entitled to 100% of the value of their accounts in all funds.

     PARTICIPANT ACCOUNTS

     As of January 31, 1996, participants' accounts were invested in the following four funds (participants may allocate their contributions among these investment options in 10% increments; however, no more than 30% may be allocated to the Sportmart Stock Fund):

           T-Note Rate Fund - This fund is an investment in a group annuity contract with an insurance company for which the interest rate is determined quarterly and is based on the five-year Treasury note yield less 1.45%.

           American Balanced Fund - This fund is invested primarily in a mutual fund consisting of common stocks, preferred stocks, corporate bonds and government bonds.

           Fidelity Magellan Fund - This fund is invested primarily in a mutual fund consisting of common stocks, convertible securities and other securities with similar characteristics.

           Sportmart Stock Fund - This fund is invested in shares of the voting common stock and the Class A common stock, non-voting of Sportmart, Inc.

           Stock Cash Account - This represents contributions which have not yet been invested in the Sportmart Stock Fund as of the Plan year end.

                    SPORTMART, INC. INCENTIVE SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS


     Net income or loss resulting from investment activity for each quarter is allocated to the participants' accounts based upon the beginning-of-the-quarter balance, less any distributions during the quarter. Participants may borrow funds from their contribution accounts, subject to a limit of the least of 50% of such participants' total account balance, 100% of such participant's before tax contribution account balance, or $50,000 reduced by the highest outstanding loan balance in twelve months immediately preceding the date of the loan. Interest, which is payable at the rate of prime plus one percent, is credited to the account of the participant. Repayment of the loan is required over a period not to exceed five years, unless the loan is used to acquire a principal residence, in which case the repayment is required over a period not to exceed ten years.

     At January 31, 1996 and January 29, 1995, there were 906 and 807 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.


                                               1996         1995
                                               ----         ----
     T-Note Rate Fund                           594          532
     American Balanced Fund                     635          561
     Fidelity Magellan Fund                     715          622
     Sportmart Stock Fund                       356          359


     There were 109 and 137 inactive participants in the Plan at January 31, 1996 and January 29, 1995, respectively. These inactive participants had account balances, but were not contributing to the Plan as of the respective Plan year end. The value of these inactive participant accounts for which withdrawal has not been requested, included in Net Assets Available For Benefits, was $106,996 as of January 31, 1996 and $138,487 as of January 29, 1995.

     PAYMENT OF BENEFITS

     Upon termination of service, a participant may elect to receive a lump sum distribution, equal to the value of the account, or annual installments, as selected by the participant with certain constraints, not to exceed fifteen years.

     Amounts allocated to accounts of individuals who have elected to withdraw from the Plan but have not yet been paid at January 31, 1996 and January 29, 1995 aggregate to $158,080 and $74,330, respectively. Although these amounts are not reported as a liability for financial statements prepared in conformity with generally accepted accounting principles, the Department of Labor requires that this amount be reported as a liability on Form 5500 as noted in the reconciliation below:

                     SPORTMART, INC. INCENTIVE SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

     A reconciliation between the 1996 Form 5500 and the accompanying statement of net assets available for plan benefits is as follows:

                                                            1996
                                                            ----

                  Net assets available for plan
                     benefits (Form 5500)                $4,073,849

                  Add:  Benefit claims payable              158,080
                                                         ----------
                  Net assets available for plan
                    benefits (financial statements)      $4,231,929
                                                         ==========




     A reconciliation between the 1996 Form 5500 and the accompanying statement of changes in net assets available for plan benefits is as follows:

                                                            1996
                                                            ----

               Payments to participants (Form 5500)       $1,135,242

               Less:  Net increase in
                 benefit claims payable                       83,750
                                                          ----------
               Payments to participants
                 (financial statements)                   $1,051,492
                                                          ==========


3.   INVESTMENTS

     Funds are deposited with third party brokerage custodians, who are responsible for investing the funds according to participants' elections.
     All securities are registered in the name of the Plan.    Mesirow
     Financial is currently the custodian of the Sportmart Stock Fund and Nationwide Insurance Company is custodian of the T-Note Fund, American Balanced Fund and the Fidelity Magellan Fund. Administration fees of approximately $13,300 were paid by Sportmart, Inc. for the Plan during the year ended January 31, 1996.

     Investments that represented five percent or more of total assets on January 31, 1996 and January 29, 1995 were:

                    SPORTMART, INC. INCENTIVE SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS


                                                 1996           1995
                                                MARKET         MARKET
                                                VALUE          VALUE
                                                ------        ------

      Group Annuity Contract
        T-Note Rate Fund                         $885,371      $778,523
      Mutual Funds
        American Balanced Fund                 $1,120,926      $894,862
        Fidelity Magellan Fund                 $1,911,317    $1,497,862
      Equity Securities
        Sportmart Stock Fund                     $114,950      $229,826



4.   GROUP ANNUITY CONTRACT

     The T-Note Rate Fund is a guaranteed investment contract invested in group annuity contracts with an insurance company. The fund earns interest income based upon an interest rate equal to the 5 Year Treasury note yield, calculated at the beginning of each calendar quarter, less 1.45%.

     The average yield on assets as of January 31, 1996 was 4.14% and the return on assets for the year ended January 31, 1996 was 4.73%. The group annuity contracts are valued at contract value which the company believes approximates fair value as the contracts are revalued each calendar quarter based on Treasury notes and are guaranteed by a major financial institution.

     Certain employer initiated events (plan termination, mergers, etc.) are not eligible for book value disbursements and may cause liquidation of all or a portion of the fund at a market value adjustment.

5.   TAX STATUS

     The Internal Revenue Service has determined and informed Sportmart, Inc. by a letter dated April 16, 1996, that the Plan dated February 1, 1987 is qualified under Internal Revenue code Section 401(a) and the trust established under the Plan is tax-exempt under Internal Revenue Code
     Section 501(a). The Plan trustees believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

     Participants will not be subject to income tax on Sportmart, Inc. matching contributions, before-tax contributions made on their behalf by Sportmart, Inc., or earnings credited to their accounts, until withdrawn or distributed.

6.   CONCENTRATIONS OF RISK

     The Plan maintains cash balances at several banks in the United States. Account balances are insured by the Federal Deposit Insurance Corporation up to $100,000. The Plan also maintains investment balances with financial organizations in Chicago, Illinois and Columbus, Ohio. Account balances are insured by the Securities Investor Protection Corporation up to $500,000.

                    SPORTMART, INC. INCENTIVE SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS


7.   PLAN TERMINATION PRIORTIES

     The Company has not expressed any intent to terminate the Plan, however, it is free to do so, subject to the provisions set forth by ERISA. In the event of plan termination, the Trustees will distribute to each participant their accounts in a single lump sum cash payment. The Trustees shall exercise discretion in a nondiscriminatory manner regarding distributions upon termination.

8.   RISKS AND UNCERTAINTIES

     The Plan provides for various investment options in any combination of Sportmart stock, fixed income securities and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. The T-Note Rate Fund invests in a group annuity contract with Nationwide Insurance Company. The underlying value of the contract is subject to the credit worthiness of the institution issuing the contract. Nationwide was rated AA+ by Standard and Poor's insurance rating services.

                     SPORTMART, INC. INCENTIVE SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                JANUARY 31, 1996

                        DESCRIPTION OF INVESTMENT,
IDENTITY OF ISSUE,      INCLUDING MATURITY DATE,
BORROWER, LESSOR OR     RATE OF INTEREST, COLLATERAL
SIMILAR PARTY           PAR OR MATURITY VALUE             COST     MARKET VALUE
- --------------------------------------------------------------------------------
Sportmart, Inc.         Voting Common Stock; $.01
                        par value - 5,900 shares          $62,917       $30,237

                        Class A Common Stock, Non
                        Voting; $.01 par value -
                        25,100 shares                     214,248        84,713

Nationwide Life         Group Annuity Contract with
Insurance Co. T-Note    an interest rate based on
Rate Fund               the five year Treasury Note
                        yield                             885,371       885,371

American Balanced Fund  Mutual Fund - 598,806 units     1,120,926*    1,120,926

Fidelity Magellan Fund  Mutual Fund - 1,114,203 units   1,911,317*    1,911,317

Participant Loans       Loans bearing interest at
                        rates ranging from 7% to 11%            0       150,480

TOTAL INVESTMENTS                                      -------------------------
                                                       $4,194,779    $4,183,044
                                                       =========================


*The custodian is unable to provide the cost of assets.

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                             Sportmart, Inc. Incentive Savings Plan




 07/26/96        /S/ LARRY J. HOCHBERG
- ---------       ------------------------------
Date               Larry J. Hochberg, Trustee of the Sportmart, Inc.
                   Incentive Savings Plan